National Instrument 51-102

Section 4.9

NOTICE OF CHANGE IN CORPORATE STRUCTURE

1.	Name of the parties to the transaction

Jet Metal Corp. (“Jet”)

2.	Description of the transaction

Jet changed its name from Crosshair Energy Corporation to Jet Metal Corp. (the “Name Change”)

3.	Effective date of the transaction

September 17, 2013.

4.	Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and each of the continuing entity

N/A

5.	Date of the reporting issuer's first financial year-end subsequent to the transaction

N/A

6.
The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction

N/A

7.	Documents filed under this Instrument describing the transaction

N/A

Dated at Vancouver, British Columbia, this 20th day of September, 2013.

JET METAL CORP. Per: “Sheila Paine” (signed) Corporate Secretary